UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

GENCO SHIPPING & TRADING LIMITED
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T 11 5
(CUSIP Number)

Peter C. Georgiopoulos
c/o Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10019
(212) 763-5600

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas E. Molner
(212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y2685T 11 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter C. Georgiopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,391,746*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,391,746*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,391,746*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.29%**

14	TYPE OF REPORTING PERSON IN (see Instructions)

* Includes 832,950 restricted shares of Common Stock granted on August 7, 2014, which vest, if at all, in equal installments commencing on August 7, 2015 and on each of the two anniversaries thereafter; warrants to purchase 380,127 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock; warrants to purchase 39,304 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock owned by Fleet Acquisition LLC (these securities are deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as the sole member of the Management Committee thereof. Mr. Georgiopoulos disclaims beneficial ownership of these securities except to his pecuniary interest therein); and warrants to purchase 2,139,365 shares of Common Stock issued to Mr. Georgiopoulos under the Issuer’s 2014 Management Incentive Plan which vest on August 7, 2015.

** Based on 61,600,604 shares of Common Stock issued and outstanding as of June 8, 2015, plus and assuming exercise of the Reporting Person’s warrants to purchase 2,558,796 shares of Common Stock.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006 by and on behalf of Peter C. Georgiopoulos (the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 299 Park Avenue, 12th Floor, New York, New York 10171.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following paragraph:

On August 4, 2014, the Issuer granted to the Reporting Person a one-time award under the Issuer’s 2014 Management Incentive Plan as incentive compensation, consisting of “Tier 1” warrants to purchase 1,785,498 shares of Common Stock at a strike price of $25.91 per share, Tier 2 warrants to purchase 1,850,257 shares of Common Stock a strike price of $28.73 per share, and Tier 3 warrants to purchase 2,782,341 shares of Common Stock a strike price of $34.19 per share. The warrants will become exercisable in equal installments on each of the first three anniversaries of August 7, 2014. Warrants to purchase 2,139,365 shares of Common Stock will become exercisable on August 7, 2015.  This Amendment is being filed solely to report the acquisition of more than 5% of the Issuer’s Common Stock as a result of such warrants to purchase 2,139,365 shares of Common Stock becoming exercisable within sixty (60) days of June 8, 2015.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following paragraph:

This Amendment is being filed solely to report the acquisition of more than 5% of the Issuer’s Common Stock as a result of warrants to purchase 2,139,365 shares of Common Stock that will become exercisable within sixty (60) days of June 8, 2015.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Subsections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)  The Reporting Person may be deemed to beneficially own an aggregate of 3,391,746 shares of Common Stock, representing approximately 5.29% of the shares of Common Stock outstanding as at the date hereof.  Such amount consists of 832,950 restricted shares of Common Stock granted on August 7, 2014, which vest, if at all, in equal installments commencing on August 7, 2015 and on each of the two anniversaries thereafter; warrants to purchase 380,127 shares of Common Stock issued to holders of the Issuer’s pre-reorganization common stock; and warrants to purchase 2,139,365 shares of Common Stock issued to Mr. Georgiopoulos under the Issuer’s 2014 Management Incentive Plan which vest on August 7, 2015.  Such amount also includes warrants to purchase 39,304 shares of Common Stock are owned by Fleet Acquisition LLC. These securities are deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as the sole member of the Management Committee thereof. Mr. Georgiopoulos disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed to be an admission that Mr. Georgiopoulos has beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(b) The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule, which are issuable upon exercise of the warrants described in the preceding subsection (a).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock.*
Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.**
* Previously filed with Amendment No. 4 to this Schedule 13D on August 11, 2010. ** Previously filed with Amendment No. 5 to this Schedule 13D on August 17, 2011.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:            June 9, 2015

PETER C. GEORGIOPOULOS

/s/ Peter C. Georgiopoulos

EXHIBIT INDEX

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock.*
Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.**
* Previously filed with Amendment No. 4 to this Schedule 13D on August 11, 2010. ** Previously filed with Amendment No. 5 to this Schedule 13D on August 17, 2011.